

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2016

Via E-Mail

Andrew Freedman
Olshan, From & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Green Dot Corporation**
> **DFAN14A filed on May 16, 2016**
> **Filed by Harvest Capital Strategies LLC et al.**
> **File No. 1-34819**

Dear Mr. Freedman:

We note the press release issued by Harvest Capital Strategies on May 16, 2016 and attached as an exhibit to the above filing. We have the following comment on that press release:

1. As you know, the Glass Lewis report recommends that shareholders use Harvest's green proxy card but that they vote for only one of Harvest's nominees (Mr. Gresham). Glass Lewis recommends that shareholders withhold authority to vote for your other two nominees, Messrs. Fanlo and Livingston. Your press release states: "GLASS LEWIS AFFIRMS THE NEED FOR CHANGE ON THE GREEN DOT BOARD IN RECOMMENDING SHAREHOLDERS VOTE THE <u>GREEN</u> PROXY CARD." This disclosure should be clarified and balanced by noting that Glass Lewis recommends that shareholders withhold authority to vote for your two nominees other than Mr. Gresham.

Please promptly revise your proxy materials, consistent with our comment above, and advise how your revised disclosure will be disseminated. If you have any questions, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions